Curtis, Mallet-Prevost, Colt & Mosle llp

Attorneys and Counsellors at Law
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October 25, 2007
VIA EDGAR AND FACSIMILE
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Carmen Moncada-Terry, Attorney Advisor

Re:	Century Aluminum Company Definitive Proxy Statement on Schedule 14A Filed April 23, 2007 File No. 000-27918
Ladies and Gentlemen:
     On behalf of Century Aluminum Company, a Delaware company (the “Company”), we are providing this letter to request an extension for responding to the letter dated September 26, 2007 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Logan W. Kruger, President and Chief Executive Officer of the Company. The Company expects to furnish its response on or about November 2, 2007
     Thank you for your consideration.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/ Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:	Robert R. Nielsen, Century Aluminum Company William J. Leatherberry, Century Aluminum Company